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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                                 AMENDMENT NO. 4

                            MemberWorks Incorporated



                                  Common Stock



                                   586002 10 7





            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        [ ]  Rule 13d-1(b)
                        [X]  Rule 13d-1(c)
                        [ ]  Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
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CUSIP NO.586002 10 7                                    PAGE   2   OF   7  PAGES
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             1 NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Gary A. Johnson

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             2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                          (b)

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             3 SEC USE ONLY

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             4 CITIZENSHIP OR PLACE OF ORGANIZATION

               USA

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                                   5  SOLE VOTING POWER

                                      1,335,966
                                   ---------------------------------------------
         NUMBER OF                 6  SHARED VOTING POWER
          SHARES
       BENEFICIALLY                    -0-
         OWNED BY                  ---------------------------------------------
           EACH                    7 SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                      1,335,966
           WITH                    ---------------------------------------------
                                   8  SHARED DISPOSITIVE POWER

                                       -0-


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CUSIP NO.586002 10 7                                    PAGE   3   OF   7  PAGES
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             9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,335,966

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            10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES

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            11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               9.4%

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            12 TYPE OF REPORTING PERSON

               IN

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                                                                   Page 4 of 7


Item 1(a).       Name of Issuer:

                 MemberWorks Incorporated


Item 1(b).       Address of Issuer's Principal Executive Offices:

                 9 West Broad Street, Stamford, Connecticut  06902


Item 2(a).       Name of Person Filing:

                 Gary A. Johnson


Item 2(b).       Address of Principal Business Office or, if none, Residence:

                 9 West Broad Street, Stamford, Connecticut  06902


Item 2(c).       Citizenship:

                 Mr. Johnson is a U.S. Citizen.


Item 2(d).       Title of Class of Securities:

                 Common Stock, par value $0.01 per share


Item 2(e).       CUSIP Number:

                 586002 10 7
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                                                                   Page 5 of 7


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (a) [ ] Broker or dealer registered under Section 15 of the Act.

             (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

             (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                     Act.

             (d) [ ] Investment company registered under Section 8 of the
                         Investment Company Act of 1940.


             (e) [ ] An investment adviser in accordance with
                     Section 240.13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

             (h) [ ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act.

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

             (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.          Ownership.

                 (a) Amount beneficially owned: For the year ended December 31, 2001, the aggregate number of shares of the Company's common stock beneficially owned by Gary A. Johnson is 1,335,966 shares.

                 (b) Percent of class: 9.4% based upon 14,279,333 shares outstanding.

                 (c) Mr. Johnson has the sole and/or shared power to vote or direct the vote of, and to dispose or direct the disposition of, the number of shares set forth in the cover pages hereof. Included in the 1,335,966 shares of common stock beneficially owned by Mr. Johnson are 253,466 shares issuable upon the exercise of outstanding stock options presently exercisable or exercisable within sixty (60) days after December 31, 2001, as well as 54,000 shares held in trust for the benefit of Mr. Johnson's children, with respect to which shares he disclaims beneficial ownership.
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                                                                   Page 6 of 7


Item 5.          Ownership of Five Percent or Less of a Class.

                 Not Applicable


Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                 Not Applicable


Item 8.          Identification and Classification of Members of the Group.

                 Not Applicable


Item 9.          Notice of Dissolution of Group.

                 Not Applicable


Item 10.         Certification.



                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                                   Page 7 of 7


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002                         Gary A. Johnson



                                          By: /s/       Gary A. Johnson
                                              ---------------------------------

            Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).